NEWS RELEASE

New York - AG	February 13, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Announces 2025 Production and Cost Guidance
and Announces Conference Call Details

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the Company's consolidated 2025 production and cost guidance for the Company's four producing underground mines in Mexico, namely the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine. The Company will be holding a conference call with management at 8:30 a.m. (PT) on Thursday, February 20, 2025, to discuss First Majestic's 2024 financial results and 2025 production and cost guidance.

2025 PRODUCTION GUIDANCE

In 2025, the Company expects to achieve total attributable production from its four operating mines in Mexico of between 27.8 to 31.2 million silver equivalent ("AgEq") ounces, including 13.6 to 15.3 million ounces of silver. The increase in forecasted silver production compared to 2024 is due to the addition of attributable production from the Cerro Los Gatos Silver Mine as a result of the Company's acquisition of Gatos Silver, Inc. on January 16, 2025, as well as an increase in silver production from Santa Elena, and from La Encantada, following a return to normal operations at La Encantada in the fourth quarter of 2024.

A mine-by-mine breakdown of the 2025 production guidance is included in the table below. The Company reports cost guidance to reflect cash costs and all-in sustaining costs ("AISC") on a per AgEq attributable payable ounce. The metal price and foreign currency assumptions that were used to calculate the numbers below were: silver: $29.00/oz, gold: $2,500/oz, lead: $0.95/lb., zinc: $1.25/lb. and MXN:USD 19.5:1.

2025 Production Guidance

Operation	Silver Oz (M)	Gold Oz (k)	Lead Lbs (M)	Zinc Lbs (M)	Silver Eqv. Oz (M)	Cash Cost ($ per AgEq Oz)	AISC ($ per AgEq Oz)
Los Gatos, Mexico (70%)	5.0 - 5.6	3 - 4	29 - 32	47 - 53	8.4 - 9.4	11.98 - 12.56	15.03 - 15.92
Santa Elena, Mexico	1.6 - 1.8	71 - 79	-	-	7.7 - 8.6	14.91 - 15.71	18.60 - 19.79
San Dimas, Mexico	4.3 - 4.8	55 - 61	-	-	9.0 - 10.1	13.28 - 14.04	17.86 - 19.09
La Encantada, Mexico	2.7 - 3.1	-	-	-	2.7 - 3.1	20.16 - 21.32	25.30 - 26.98
Operations Total	13.6 - 15.3	129 - 144	29 - 32	47 - 53	27.8 - 31.2	$14.10 - $14.86	$18.17 - $19.35

Corporate
Corp. G&A and Services	-	-	-	-	-	-	1.72 - 1.92

Total Consolidated	13.6 - 15.3	129 - 144	28.7 - 32.0	47.3 - 52.7	27.9 - 31.1	$14.10 - $14.86	$19.89 - $21.27

  Certain amounts shown may not add exactly to the total amount due to rounding differences.
  Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods. For further details, see "Non-GAAP Measures" on pages 42 to 52 of the Company's most recently filed Management's Discussion and Analysis ("MD&A") for the third quarter of 2024, dated November 7, 2024, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Company is projecting its consolidated 2025 AISC to be within a range of $19.89 to $21.27 on a per attributable payable AgEq ounce basis. Excluding non-cash items, the Company anticipates its 2025 AISC to be within a range of $19.35 to $20.67 per attributable payable AgEq ounce. An itemized AISC cost table is provided below.

All-In Sustaining Cost Calculation	FY 2025 ($ per AgEq oz)
Total Cash Costs per Payable Equivalent Silver Ounce	14.10 - 14.86
General and Administrative Costs	1.32 - 1.47
Sustaining Development Costs	0.94 - 1.00
Sustaining Property, Plant and Equipment Costs	1.75 - 1.96
Profit Sharing	0.70 - 0.78
Lease Payments	0.54 - 0.60
Share-based Payments (non-cash)	0.40 - 0.45
Accretion and Reclamation Costs (non-cash)	0.14 - 0.15

All-In Sustaining Costs (AgEq Oz)	19.89 - 21.27
All-In Sustaining Costs: (AgEq Oz excluding non-cash items)	19.35 - 20.67
  AISC is a non-GAAP measure and is calculated based on the Company's consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in: underlying accounting principles; the definition of "sustaining costs"; and the distinction between sustaining and expansionary capital costs. For further details, see "Non-GAAP Measures" on pages 42 to 52 of the Company's most recently filed MD&A for the third quarter of 2024, dated November 7, 2024, available on SEDAR+ at www.sedarplus.ca  and on EDGAR at www.sec.gov.
  Consolidated AISC includes general and administrative cost estimates and non-cash costs of $1.86 to $2.07 per AgEq ounce.

CAPITAL INVESTMENTS IN 2025

In 2025, the Company plans to invest approximately $182 million in capital expenditures consisting of $80 million for sustaining activities and $102 million for expansionary projects. This represents a 34% increase compared to the revised 2024 capital expenditures guidance driven largely by the addition of the attributable capital expenditures of the Cerro Los Gatos Silver Mine and is aligned with the Company's future growth strategy underpinned by exploration and development activities at Santa Elena and San Dimas.

Capital Guidance for 2025

Area	Sustaining ($M)	Expansionary ($M)	Total ($M)
Underground Development	$28	$46	$74
Exploration	-	$49	$49
Property, Plant and Equipment	$51	$5	$56
Corporate Projects	$1	$2	$3
Total	$80	$102	$182

The 2025 annual guidance includes total capital investments of $74 million for underground development; $49 million in exploration; $56 million towards property, plant and equipment; and $3 million towards corporate innovation projects. Management may revise the guidance during the year to reflect actual and anticipated changes in metal prices or to the business. There can be no assurance that cost estimates related to the Company's 2025 guidance will prove to be accurate. For further details regarding risks related to the allocation of capital by the Company, see the section in the Company's most recently filed Annual Information Form ("AIF") entitled "Risk Factors - Financial Risks - Allocation of Capital - Sustaining and Expansionary Capital".

The Company is planning approximately 270,000 metres ("m") of exploration drilling in 2025, representing a significant increase compared to the 182,932 m completed in 2024. The 2025 drilling program is expected to consist of:

• At San Dimas, approximately 112,000 m of drilling is planned with infill, step-out and exploratory holes focused on near mine and brownfield targets including major ore controlling structures in the West, Central and Sinaloa blocks. Exploration efforts represent a balanced approach to adding Inferred Resources along known veins, converting Inferred to Indicated Resources and identifying new veins in locations where post mineral cover has deferred work to date. Additionally, the exploration team anticipates returning to the Tayoltita and Santa Rita areas where little to no exploration has taken place in recent years.

• At Santa Elena, approximately 57,000 m of drilling is planned. Greenfield and brownfield drilling at Santa Elena will focus on several targets within a 5-kilometre radius around the processing plant where new geologic understanding of district stratigraphy has brought to light large areas with exploration upside. First Majestic will continue to drill the Navidad project where both extension and infill drilling are planned.

• At Cerro Los Gatos, approximately 76,000 m of drilling is planned. Exploration will be focused on testing potential areas for mineralization expansion at the Central Deep and South East targets as well as taking a first step at exploring the wider land package in search of new ore bodies.

• At Jerritt Canyon, approximately 18,000 m of drilling is planned. Exploration work will be focused on testing the extension of known ore controlling structures below outcropping Upper Plate (cover rock) where the presence of large, mineralized volumes is possible and has been poorly tested to date.

The Company plans to complete approximately 35,500 metres of underground development in 2025, compared to 32,047 m completed in 2024. The 2025 development program consists of approximately 14,000 m at San Dimas, 8,100 m at Santa Elena, 7,800 m at Cerro Los Gatos, and 5,600 m at La Encantada. At San Dimas, the Company is planning to concentrate development metres in the Perez, Regina and Elia Veins. At the Santa Elena district, underground development is expected to focus on Ermitaño and the advancement of the Luna ramp. At the Cerro Los Gatos district, development is to take place in all segments (NW, Central and SE) of the mine. At La Encantada, the Company plans to develop the Ojuelas and Milagros ore bodies for 2025 production.

CONFERENCE CALL DETAILS

The Company will host a conference call and webcast on Thursday, February 20, 2025, at 8:30 a.m. (PT) / 11:30 a.m. (ET) to provide investors and analysts with a business update, and to discuss its 2024 earnings and production results and 2025 guidance.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	1-844-763-8274
Outside of Canada & USA:	+1-647-484-8814
Toll-Free Germany:	+49-69-17415718
Toll-Free UK:	+44-20-3795-9972

Participants should dial-in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

A live webcast of the call will be accessible through the "February 20, 2025 Webcast Link" on the First Majestic home page at www.firstmajestic.com.  A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Access Code:	7307775

The telephone replay will be available for seven days following the end of the event.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the assumptions used by the Company for its 2025 production and cost guidance; statements relating to the Company's capital investments in 2025; the Company's business strategy; future planning processes; commercial mining operations; budgets; the timing and amount of estimated future production, AISC and cash costs; costs and timing of development at the Company's projects; capital projects and exploration activities for 2025 and the possible results thereof; drilling programs in 2025, including  potential exploration activities in the Tayoltita and Santa Rita areas; and operations at the Company's 100%-owned and operated minting facility and production of bullion from the mint. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of global health crises, such as pandemics, on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; social and labour unrest; relations with local communities; changes in national or local governments; changes in applicable legislation, rules or regulations and the application and enforcement thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.